U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

000-53008
(SEC File Number)

(Check one): Form 10-K [ ] Form 20-F  [_] Form 11-K  [_] Form 10-Q [X ]
     Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

         For Period Ended:   May 31, 2010
         [_]  Transition Report on Form 10-K
         [_]  Transition Report on Form 20-F
         [_]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [_]  Transition Report on Form N-SAR

         For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

THERABIOGEN, INC.
(Exact name of registrant as specified in its charter)

(Former Name if Applicable)

1365 N. Courtenay Parkway, Suite A
Address of principal executive office (Street and Number

Merritt Island, FL 32953
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-Q could not be filed within the prescribed time period.

Registrant completed a reverse merger with TheraBiogen, Inc. on January 5, 2010, with Registrant as the surviving entity, but with a change in corporate name to TheraBiogen, Inc.  As a result of the merger, Registrant is in the process of integrating the financial reports of the former TheraBiogen, Inc. with its own financial reports in order to be prepared to file the Form 10-Q for the period ended May 31, 2010.

No accountant’s statement as provided by Rule 12b-25(c) is required because the reasons for the inability to file related solely to Registrant’s merger transaction closed on January 5, 2010.

PART IV-- OTHER INFORMATION

(1)              Name and telephone number of person to contact in regard to this notification

Kelly T. Hickel                 646                        808-3095
                                   (Name)                     (Area Code)         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [_] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                                                                                                                                                                                                                                     [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THERABIOGEN, INC.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 15, 2010

 By: /s/ Kelly T. Hickel
 Name: Kelly T. Hickel
Chairman and Chief Executive Officer